UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter 2021 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

First Quarter 2021 Results

Total revenue for the first quarter of 2021 was 45,554 kEUR, a decrease of 1.5% compared to 46,245 kEUR for the first quarter of 2020.

Revenue from our Materialise Software segment increased 4.1% to 10,219 kEUR for the first quarter of 2021 from 9,821 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 3.7% to 16,231 kEUR for the first quarter of 2021 compared to 15,645 kEUR for the same period in 2020.

Revenue from our Materialise Manufacturing segment was 19,114 kEUR for the first quarter of 2021, a decrease of 8.2% from 20,815 kEUR for the first quarter of 2020.

Gross profit remained stable at 24,568 kEUR compared to 24,585 kEUR for the same period last year, while the gross profit margin increased to 53.9% of total revenue from 53.2% for the first quarter of 2020.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses decreased, in the aggregate, 3.6% to 25,398 kEUR for the first quarter of 2021 from 26,351 kEUR for the first quarter of 2020.

Net other operating income was 1,120 kEUR compared to 683 kEUR for the first quarter of 2020.

Operating result increased to 290 kEUR from (1,084) kEUR for the first quarter of 2020.

Net financial result was (4,112) kEUR compared to (1,321) kEUR for the first quarter of 2020. Excluding the impairment of our loan position in Ditto for an amount of (3,201) kEUR, net financial result was (911) kEUR.

The first quarter of 2021 contained income tax expenses of 155 kEUR, compared to (457) kEUR in the first quarter of 2020.

As a result of the above, net loss for the first quarter of 2021 was (3,667) kEUR, compared to (2,899) kEUR for the same period in 2020. Total comprehensive income for the first quarter of 2021, which includes exchange differences on translation of foreign operations, was (6,996) kEUR compared to 284 kEUR for the 2020 period.

Adjusted EBITDA increased 48.2% to 5,341 kEUR from 3,603 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2021 increased to 11.7% from 7.8% for the first quarter of 2020.

Segment EBITDA from our Materialise Software segment increased 29.6% to 3,429 kEUR from 2,645 kEUR while the segment EBITDA margin (segment EBITDA divided by segment revenue) increased to 33.6% from 26.9% for the prior-year period.

Segment EBITDA from our Materialise Medical segment increased 85.0% to 4,541 kEUR compared to 2,455 kEUR while the segment EBITDA margin increased to 28.0% from 15.7% for the first quarter of 2020.

Segment EBITDA from our Materialise Manufacturing segment decreased to (144) kEUR from 1,118 kEUR while the segment EBITDA margin was (0.8)% compared to 5.4% % for the first quarter of 2020.

At March 31, 2021, we had cash and cash equivalents of 107,568 kEUR compared to 111,538 kEUR at December 31, 2020. Gross debt amounted to 110,527 kEUR, compared to 115,110 kEUR at December 31, 2020. As a result, our net debt position (gross debt less cash and cash equivalents) was (2,960) kEUR, an improvement of 612 kEUR compared to December 31, 2020.

Cash flow from operating activities for the first quarter of 2021 was 4,231 kEUR compared to 7,273 kEUR for the same period in 2020. Total capital expenditures for the first quarter of 2021 amounted to 2,011 kEUR.

Net shareholders’ equity at March 31, 2021 was 129,961 kEUR compared to 133,104 kEUR at December 31, 2020.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a Company’s ability to grow or as a valuation measurement. The Company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1725, the reference rate of the European Central Bank on March 31, 2021.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	For the three month period ended March 31,
in 000€, except for share data	2021	2021	2020(*)
	U.S.$	€	€
Revenue	53,412	45,554	46,245
Cost of sales	(24,606)	(20,986)	(21,660)
Gross profit	28,806	24,568	24,585
Research and development expenses	(7,663)	(6,536)	(6,527)
Sales and marketing expenses	(13,261)	(11,310)	(12,627)
General and administrative expenses	(8,855)	(7,552)	(7,197)
Net other operating income	1,313	1,120	683
Operating profit	340	290	(1,084)
Financial expenses	(5,512)	(4,701)	(1,820)
Financial income	691	589	500
Share in loss of joint venture, after tax	—	—	(39)
Profit (loss) before taxes	(4,481)	(3,822)	(2,443)
Income taxes	182	155	(457)
Net profit (loss) for the year	(4,299)	(3,667)	(2,899)
Net profit (loss) attributable to:	—
The owners of the parent	(4,300)	(3,667)	(2,841)
Non-controlling interest	—	—	(58)
Earnings per share attributable to the owners of the parent
Basic	(0.08)	(0.07)	(0.05)
Diluted	(0.08)	(0.07)	(0.05)

*	The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Consolidated statements of comprehensive income (Unaudited)

	For the three month period ended March 31,
in 000€	2021	2020(*)
Net profit (loss) for the quarter	(3,667)	(2,899)
Other comprehensive income (loss)
Recycling
Exchange differences on translation of foreign operations	492	(4,157)
Non-recycling
Fair value adjustment through OCI—Equity instruments	—	—
Other comprehensive income (loss), net of taxes	492	(4,157)
Total comprehensive income (loss) for the quarter, net of taxes	(3,175)	(7,056)
Total comprehensive income (loss) attributable to:
The owners of the parent	(3,175)	(6,353)
Non-controlling interest	—	(703)

*	The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
in 000€	2021	2020
Assets
Non-current assets
Goodwill	20,572	20,342
Intangible assets	32,457	32,981
Property, plant & equipment	86,435	88,267
Right-of-use assets	10,436	10,996
Investments in joint ventures	—	—
Deferred tax assets	264	201
Investments in convertible loans	3,955	6,203
Investments in non-listed equity instruments	3,842	3,842
Other non-current assets	3,969	4,093
Total non-current assets	161,930	166,925
Current assets
Inventories and contracts in progress	10,292	10,043
Trade receivables	31,899	30,871
Other current assets	8,472	8,290
Cash and cash equivalents	107,568	111,538
Total current assets	158,231	160,742
Total assets	320,162	327,667

	As of March 31,	As of December 31,
in 000€	2021	2020
Equity and liabilities
Equity
Share capital	4,096	4,096
Share premium	141,306	141,274
Retained Earnings	(11,062)	(7,395)
Other reserves	(4,379)	(4,871)
Equity attributable to the owners of the parent	129,961	133,104
Non-controlling interest	—	—
Total equity	129,961	133,104
Non-current liabilities
Loans & borrowings	84,669	90,502
Lease liabilities	6,689	7,086
Deferred tax liabilities	6,450	6,805
Deferred income	4,948	5,327
Other non-current liabilities	604	398
Total non-current liabilities	103,360	110,118
Current liabilities
Loans & borrowings	15,841	13,984
Lease liabilities	3,328	3,539
Trade payables	19,024	17,698
Tax payables	977	974
Deferred income	32,692	29,555
Other current liabilities	14,979	18,695
Total current liabilities	86,841	84,445
Total equity and liabilities	320,162	327,667

Consolidated statement of cash flows (Unaudited)

	For the three month period ended March 31,
in 000€	2021	2020
Operating activities
Net profit (loss) for the quarter	(3,667)	(2,899)
Non-cash and operational adjustments		—
Depreciation of property, plant & equipment	3,803	3,646
Amortization of intangible assets	1,277	1,115
Impairment of goodwill and (in)tangible assets	—	—
Share-based payment expense	(415)	(75)
Loss (gain) on disposal of property, plant & equipment	(32)	108
Movement in provisions	—	(3)
Movement in reserve for bad debt and slow moving inventory	(2)	241
Financial income	(589)	(500)
Financial expense	4,701	1,821
Impact of foreign currencies	18	2
Share in loss of joint venture (equity method)	—	39
Income taxes and deferred taxes	(156)	457
Fair value adjustment	—	—
Other	—	—
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other receivables	(931)	1,581
Decrease (increase) in inventories and contracts in progress	(329)	(4)
Increase in trade payables and other payables	400	2,300
Income tax paid	—	(589)
Interest received	153	33
Net cash flow from operating activities	4,231	7,273

	For the three month period ended March 31,
in 000€	2021	2020
Investing activities
Purchase of property, plant & equipment	(1,242)	(2,567)
Purchase of intangible assets	(768)	(478)
Proceeds from the sale of property, plant, equipment and intangibles (net)	183	70
Acquisition of subsidiary (net of cash)	—	—
Investments in joint-ventures / shares	—	—
Convertible loan granted	(1,122)	(300)
Other equity investments in non-listed entities	—	—
Interest received	—	—
Net cash flow used in investing activities	(2,949)	(3,275)
Financing activities
Proceeds from loans & borrowings	—	—
Repayment of loans & borrowings	(3,918)	(2,585)
Repayment of leases	(1,066)	(1,024)
Capital increase in parent company	—	—
Direct attributable expense capital increase	—	—
Interest paid	(536)	(634)
Other financial income (expense), net	136	(138)
Net cash flow from financing activities	(5,384)	(4,381)
Net increase/(decrease) of cash and cash equivalents	(4,102)	(383)
Cash and cash equivalents at beginning of the quarter	111,538	128,897
Exchange rate differences on cash and cash equivalents	132	(1,379)
Cash and cash equivalents at end of the quarter	107,568	127,135

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31,
in 000€	2021	2020(*)
Net profit (loss)	(3,667)	(2,899)
Income taxes	(155)	457
Financial expenses	4,701	1,820
Financial income	(589)	(500)
Depreciation and amortization	5,081	4,760
Share in loss of joint venture	—	39
EBITDA (unaudited)	5,371	3,677
Share-based compensation expense (1)	(415)	(75)
Acquisition-related expenses business combinations (2)	385	—
Adjusted EBITDA (unaudited)	5,341	3,602

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of our option to buy Link3D.
*	The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Segment P&L (Unaudited)

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
For the three month period ended March 31, 2021
Revenues	10,219	16,231	19,114	45,564	(11)	45,553
Segment Adjusted EBITDA	3,429	4,541	(144)	7,826	(2,486)	5,341
Segment Adjusted EBITDA %	33.6%	28.0%	-0.8%	17.2%	—	11.7%
For the three month period ended March 31, 2020
Revenues	9,821	15,645	20,815	46,281	(36)	46,245
Segment Adjusted EBITDA	2,645	2,455	1,118	6,218	(2,615)	3,603
Segment Adjusted EBITDA %	26.9%	15.7%	5.4%	13.4%	—	7.8%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments.
(2)

Unallocated segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added share-based compensation expenses and acquisition related expenses of business combinations that are included in Adjusted EBITDA.

*	The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended March 31,
in 000€	2021	2020
Net profit (loss) for the period	(3,667)	(2,899)
Income taxes	(155)	457
Financial cost	4,701	1,820
Financial income	(589)	(500)
Share in loss of joint venture	—	39
Operating profit	290	(1,083)
Depreciation and amortization	5,081	4,760
Corporate research and development	692	747
Corporate headquarter costs	2,648	2,368
Other operating (income) expense	(855)	(575)
Segment EBITDA (unaudited)	7,856	6,217

*	The quarter ended March 31, 2020 has been restated to reflect the final accounting of the business combination with Engimplan. Impact on operating result of (47) kEUR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 30, 2021